LAURENCE S. LESE
DIRECT DIAL: 202.776.7815
PERSONAL FAX: 202.379.9746
E-MAIL: lese@duanemorris.com
www.duanemorris.com
December 8, 2008
Via EDGAR
Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Petroleum Development Corporation Registration Statement on Form S-3 File No. 333-155745
Dear Mr. Schwall:
     Reference is made to the Registration Statement on Form S-3 (File No. 333-155745) filed by Petroleum Development Corporation on November 26, 2008 (the “Registration Statement”). As counsel for and on behalf of Petroleum Development Corporation, pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the above referenced Registration Statement.
     “The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”
     If you have any questions or comments, please do not hesitate to contact me at 202.776.7815.

Sincerely,
/s/ Laurence S. Lese
Laurence S. Lese

Duane Morris llp

505 9TH STREET, N.W., SUITE 1000 WASHINGTON, D.C. 20004-2166	PHONE: 202.776.7800 FAX: 202.776.7801